

March 25, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Principal Exchange-Traded Funds
Issuer CIK: 0001572661
Issuer File Number: 333-201935 / 811-23029
Form Type: 8-A12B
Filing Date: March 25, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Principal Capital Appreciation Select ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications

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